03 JUL -1 AM 7:21

SEGA CORPORATION

03024183

2-12, Haneda 1-chome, Ohta-ku, Tokyo 144-8531, Japan

phone: +81-3-5736-7111 facsimile: +81-3-5736-7117

File No. 82-3439

June 27, 2003

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Stop 3-6
450 Fifth Street, N.W.
Washington DC 20459

SUPPL

Re: SEGA CORPORATION
Rule 12g-2(b) Exemption No. 82-3439

Dear Sirs:

On behalf of SEGA CORPORATION ("SEGA"), enclosed are the following documents required to be furnished to the U.S. Securities and Exchange Commission pursuant to the Rule 12g3-2(b)(1)(iii):

- Notice of the Resolutions of the 45th Ordinary General Meeting of Shareholders

If you have any question about the enclosed material, please contact Shoichi Yamazaki, Officer of the Company. Phone: +81-3-5736-7072

Sincerely yours,

PROCESSED
JUL 11 2003
THOMSON FINANCIAL

7/1

Shoichi Yamazaki
Officer
Corporate Planning Division
SEGA CORPORATION

03 JUL -1 AM 7:21

June 27, 2003

SEGA CORPORATION
2-12, Haneda 1-chome
Ohta-ku, Tokyo 1448531
Hideki Sato,
President and Representative Director

Notice of the Resolutions of the 45th Ordinary General Meeting of Shareholders

Dear Shareholders:

You are hereby notified that the items below were reported and resolved at the 45th Ordinary General Meeting of Shareholders (the "Meeting").

Matters reported:
Report on the balance sheets as of March 31, 2003, and the business report and the income statement fro the 45th business term (from April 1, 2002, to March 31, 2003)
The Company reported the content of the above financial statement at the Meeting.

Matters resolved:

First item: Approval of the Proposed Appropriation of Losses for the 45th Business Term
This matter was approved as proposed, and the Company decided to forgo the payment of dividends.

Second item: Amendment to the Articles of Incorporation
This matter was approved as proposed.

Third Item: Election of 2 Directors
Hisao Oguchi and Makoto Kaneshiro were elected as Directors of the Company

Fourth Item: Election of 4 Corporate Auditors

Kazutada Ieda, Iwao Nishi, Kinsuke Miyazaki, and Yoshiyasu Gemma were reelected as Corporate Auditors

Fifth Item: Issuance of Stock Acquisition Rights as Stock Options

This matter was approved as proposed.

End